U.S. SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
                                                       SEC File Number: 0-17072


  [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 10-Q and Form 10-QSB
                                 [ ] Form N-SAR
                      For Period Ended: September 27, 2005

  [ ] Transition Report on Form 10-K        [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K        [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:

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Nothing  in  this  form  shall  be  construed  to  imply that the Commission has verified any information contained herein.

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If  the  notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                 Not applicable

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:                    Windswept Environmental Group, Inc.
Former Name if applicable:                  Not Applicable
Address of Principal Executive Office:      100 Sweeneydale Avenue, Bay Shore,
                                            New York 11706

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PART II - RULE 12B-25(B) AND (C)

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If the subject  report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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State  below  in  reasonable  detail  the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         Windswept Environmental Group, Inc. ("Windswept") filed a registration statement on Form S-1 with the Securities and Exchange Commission ("SEC") on October 3, 2005 (the "Registration Statement"). On October 31, 2005, in connection with the SEC's review of the Registration Statement, Windswept received a comment letter from the SEC regarding the Registration Statement, Windswept's Annual Report on Form 10-K for the fiscal year ended June 28, 2005 filed with the SEC on October 3, 2005, and Windswept's preliminary proxy statement on Schedule 14A filed with the SEC on October 14, 2005. Certain of the comments in the SEC's comment letter are applicable to Windswept's quarterly report on Form 10-Q for the quarter ended September 27, 2005. Because of Windswept's desire to be fully responsive to the SEC's comments that are applicable to its quarterly report on Form 10-Q for the quarter ended September 27, 2005, Windswept has been unable to compile the requisite financial data and other narrative information necessary to enable it to have sufficient time to complete the Company's quarterly report on Form 10-Q and to timely file such report without unreasonable effort or expense. It is expected that Windswept will file its quarterly report on Form 10-Q for the quarter ended September 27, 2005 on or before November 21, 2005.

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PART IV - OTHER INFORMATION

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         (1)    Name and telephone number of person to contact in regard to this notification:

                        Michael O'Reilly - (631) 434-1300

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the three-month period ended September 27, 2005, Windswept expects to report revenues of approximately $5,195,449, subject to adjustment, compared to $5,478,506 for the three months ended September 28, 2004. Windswept expects a net loss attributable to common shareholders of approximately $(727,139), subject to adjustment, for the three month period ended September 27, 2005 compared to a net loss attributable to common shareholders of ($348,045) for the three month period ended September 28, 2004. Windswept's decrease in revenues was primarily attributable to a decrease in emergency response work in the period ended September 27, 2005, in part because it recognized no revenues in that period from hurricane-related projects. Windswept's increase in net loss was primarily due to the amortization of all related benefits and costs, including the costs of

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recapitalization   and   related   financing   charges,   associated  with   the
financing transaction and certain related transactions Windswept entered into on June 30, 2005, with Laurus Master Fund, Ltd., its former majority stockholder and former senior secured lender, its Series A Preferred Stockholders and its president and chief executive officer.

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          Windswept Environmental Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                      WINDSWEPT ENVIRONMENTAL GROUP, INC.



Date:  November 15, 2005          By:   /s/ Andrew C. Lunetta
                                     -------------------------------------------
                                     Andrew C. Lunetta, Chief Financial Officer